Exhibit 99.1

CERTAIN RESTRICTIONS ON PURCHASE OR TRANSFER

OF OUR SHARES AFTER CONVERSION

All shares of common stock purchased in the offering by a director or an executive officer of the Bank generally may not be sold for a period of one year following the completion of the conversion, except in the event of the death of the director or executive officer. Each certificate for shares restricted in any way will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of Bank Mutual Corporation also will be restricted by the insider trading and short-swing trading rules promulgated pursuant to the Securities Exchange Act.

The registration under the Securities Act of shares of common stock to be issued in the offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of Bank Mutual Corporation may be resold without registration. Shares purchased by an affiliate of Bank Mutual Corporation will be subject to the resale restrictions of Rule 144 under the Securities Act. If Bank Mutual Corporation meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of Bank Mutual Corporation that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Bank Mutual Corporation, or the average weekly volume of trading in the shares during the preceding four calendar weeks.

Purchases of shares of our common stock by any of our directors, executive officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock option plan or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans, including any recognition and retention plans or restricted stock plans.

Office of Thrift Supervision regulations prohibit Bank Mutual Corporation from repurchasing its common stock during the first year following conversion unless compelling business reasons exist for such repurchases. After one year, the OTS does not impose any repurchase restrictions.

RESTRICTIONS ON ACQUISITION OF BANK MUTUAL CORPORATION

Although the boards of directors of the Bank and Bank Mutual Corporation are not aware of any effort that might be made to obtain control of Bank Mutual Corporation after the conversion, the boards believe that it is appropriate to include certain provisions as part of Bank Mutual Corporation’s new articles of incorporation to protect the interests of Bank Mutual Corporation and its shareholders from takeovers which the board of directors of Bank Mutual Corporation might conclude are not in the best interests of the Bank, Bank Mutual Corporation or our shareholders.

The following discussion is a general summary of the material provisions of Bank Mutual Corporation’s articles of incorporation and bylaws, the Bank’s stock charter and bylaws, and certain other regulatory and statutory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in Bank Mutual Corporation’s articles of incorporation and bylaws and the Bank’s stock charter and bylaws, reference should be made in each case to the document in question, each of which is part of the Bank’s application of conversion to the Office of Thrift Supervision and Bank Mutual Corporation’s registration statement filed with the SEC. See “Where You Can Find Additional Information.”

Our Articles of Incorporation and Bylaws

Bank Mutual Corporation’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Bank Mutual Corporation more difficult. The following description is a summary of the provisions of the articles of incorporation and bylaws. See “Where You Can Find Additional Information” as to how to review a copy of these documents.

Directors.    The board of directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it generally would take at least two annual elections to replace a majority of Bank Mutual Corporation’s board. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

Restrictions on Call of Special Meetings.    The bylaws provide that special meetings of shareholders can be called only by the board of directors; however, to the extent required by law, shareholders holding an aggregate of 10% or more of the outstanding shares of common stock of Bank Mutual Corporation may call a meeting. Wisconsin law currently requires that such shareholders be allowed to call a special meeting.

No Cumulative Voting.    The articles of incorporation do not provide for cumulative voting for the election of directors.

Limitation of Voting Rights.    The articles of incorporation provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person (other than any tax qualified employee stock benefit plan established by us) who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit. This limitation will expire on August 31, 2008.

Restrictions on Removing Directors from Office.    The bylaws provide that directors may be removed for cause on majority vote, but without cause, only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then-outstanding stock entitled to vote, after giving effect to any limitation on voting rights.

Authorized but Unissued Shares.    After the conversion, Bank Mutual Corporation will have authorized but unissued shares of common and preferred stock. See “Description of Our Capital Stock After the Conversion.” Bank Mutual Corporation is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). Under most circumstances, further shareholder approval will not be required for the issuance of additional shares of stock; however, the listing requirements of The Nasdaq Stock Market require that certain significant share issuances receive prior shareholder approval.

In the event of a proposed merger, tender offer or other attempt to gain control of Bank Mutual Corporation that the board of directors does not approve, it might be possible for the board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future attempt to gain control of Bank Mutual Corporation. The board of directors has no present plan or understanding to issue any preferred stock.

Our articles authorize the issuance of 200 million shares of common stock and 20 million shares of preferred stock. The board of directors may authorize the issuance of additional shares from time to time, for consideration determined by the board.

Amendments to Articles of Incorporation and Bylaws.    Amendments to the articles of incorporation generally must be approved by Bank Mutual Corporation’s board of directors and also by a majority of the outstanding shares of Bank Mutual Corporation’s voting stock. The bylaws may generally be amended by the board or by approval of the holders of a majority of outstanding shares. However, approval by at least 66 2/3% of the outstanding voting stock is generally required to amend the following provisions of the articles and/or bylaws:

•	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

•	The inability of shareholders to act by written consent with less than unanimous consent;

•	The inability of shareholders to call special meetings of shareholders to the extent not required by law;

•	Required prior notice of shareholders’ nominations of board candidates or proposals for consideration at a shareholders’ meeting;

•	The division of the board of directors into three staggered classes;

•	The inability to deviate from the manner prescribed in the bylaws by which shareholders nominate directors and bring other business before meetings of shareholders;

•	The requirement that at least 66 2/3% of shareholders must vote to remove directors other than for cause; and

•	The ability of the Board of Directors to amend and repeal the bylaws on these topics.

Further, bylaws adopted by the shareholders which indicate that they may only be amended with shareholder approval may not be amended by the board.

Wisconsin Statutory Provisions

After the conversion, Bank Mutual Corporation will be organized as a Wisconsin corporation, subject to the provisions of the Wisconsin Business Corporation Law. The following summarizes certain provisions of Wisconsin law which may affect potential offers to acquire Bank Mutual Corporation.

Business Combination Statute.    Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a “resident domestic corporation” and an “interested shareholder.” A business combination is defined to include any of the following transactions:

•	a merger or share exchange;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

•	the issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

•	the adoption of a plan of liquidation or dissolution; or

•	certain other transactions involving an interested shareholder.

A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following:

•	its principal offices are located in Wisconsin;

•	it has significant business operations located in Wisconsin;

•	more than 10% of the holders of record of its shares are residents of Wisconsin; or

•	more than 10% of its shares are held of record by residents of Wisconsin.

Bank Mutual Corporation is likely to be considered a resident domestic corporation for purposes of these statutory provisions.

An interested shareholder is defined to mean a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% or more of the voting power of its then outstanding voting stock within the last three years.

Under this law, a resident domestic corporation cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. A resident domestic corporation may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

•	the board of directors approved the acquisition of the stock prior to such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

Fair Price Statute.    The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the resident domestic corporation’s stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

•	the aggregate value of the per share consideration is equal to the highest of:

•	the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

•	the market value of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

•	the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Control Share Voting Restrictions.    Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares.

Defensive Action Restrictions.    Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

•	acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

•	sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

Bank Mutual Corporation expects to have more than three independent directors. The foregoing restrictions may have the effect of deterring a shareholder from acquiring shares with the goal of seeking to have Bank Mutual Corporation repurchase those shares at a premium over market price.

Conversion Regulations

Office of Thrift Supervision regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquiring stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion. Further, without the prior written approval of the OTS, no person may make such an offer or announcement of an offer to purchase shares or actually acquire shares in the converting institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, that person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The OTS has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public are excepted.

The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change of Control Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured federal savings bank or its parent holding company unless the Office of Thrift Supervision has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, OTS regulations provide that no company may acquire control of a savings bank without the prior approval of the OTS. Any company, other than a registered bank holding company, that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the OTS.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the savings bank’s directors, or a determination by the Office of Thrift Supervision that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings bank’s voting stock, if the acquiror is also subject to any one of eight “control factors,” constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest shareholders. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings bank’s stock who do not intend to participate in or seek to exercise control over a savings bank’s management or policies may qualify for a safe harbor by filing with the OTS a certification form that states, among other things, that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group “acting in concert” exists, including presumed action in concert among members of an “immediate family.”

The Office of Thrift Supervision may prohibit an acquisition of control if it finds, among other things, that:

(1)	the acquisition would result in a monopoly or substantially lessen competition;

(2)	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

(3)	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

DESCRIPTION OF OUR CAPITAL STOCK

AFTER THE CONVERSION

After the conversion, Bank Mutual Corporation will be organized under the Wisconsin Business Corporation Law. It will be authorized to issue 200 million shares of common stock, par value $.01 per share, and 20 million shares of preferred stock, $.01 par value per share. We currently expect to issue between 43.9 million and 68.3 million shares of common stock in the conversion and offering. See “Capitalization.”

Upon payment of the purchase price, shares of common stock issued in the offering will be fully paid and non-assessable. Under the Wisconsin Business Corporation Law, however, shareholders are personally liable for claims of employees for services, not to exceed six months services in any one case.

No Preemptive Rights

The holders of Bank Mutual Corporation common stock will not have any preemptive rights with respect to any shares issued by the company.

Liquidation Rights; Redemption

In the event of any liquidation, dissolution or winding up of Bank Mutual Corporation, the holders of its common stock generally would be entitled to receive, after payment of all liabilities and any preferred stock preferences, all assets of Bank Mutual Corporation available for distribution. Common stock is not subject to any redemption provisions.

Voting Rights

Holders of Bank Mutual Corporation common stock will have one vote for each share held by them on all matters which are presented to a shareholders’ vote. There is an exception to this rule during the first five years of the successor Bank Mutual Corporation’s existence for persons or entities (other than employee plans) which come to acquire more than 10% of Bank Mutual Corporation’s common stock. In that case, shares in excess of 10% of Bank Mutual Corporation’s outstanding common stock will not have any voting rights. See “Restrictions on Acquisition of Bank Mutual Corporation—Our Articles of Incorporation and Bylaws.”

In addition, the Wisconsin Business Corporation Law in some cases limits the voting rights of certain shares. See “Restrictions on Acquisition of Bank Mutual Corporation—Wisconsin Statutory Provisions.”

Board of Directors

The Bank Mutual Corporation articles and bylaws provide that its board of directors shall consist of between seven and thirteen directors. The directors are classified into three classes, which are to be as nearly equal in size as possible. Each class is elected for a three-year term, and one of the classes of the board of directors is subject to election at each annual meeting of shareholders. Bank Mutual Corporation’s shareholders do not have cumulative rights in the election of directors.

Bank Mutual Corporation’s bylaws also provide that a director may be removed only for cause by majority shareholder vote or without cause by a vote of the holders of 66 2/3% of shares entitled to vote.

Vacancies on the Bank Mutual Corporation board of directors, whether by resignation of a director or by the establishment of an increase in the number of directors, may be filled by action of the remaining directors of Bank Mutual Corporation. Persons filling the vacancies may serve until the end of the term of the class to which the director was elected.

Directors of Bank Mutual Corporation must own not less than 100 shares of its common stock.

Special Meetings of Shareholders

Special meetings of shareholders of Bank Mutual Corporation may be called upon the direction of the chief executive officer or the board of directors. To the extent required by Wisconsin law, special meetings also may be called upon the written request of holders of not less than 10% of all the outstanding shares of capital stock.

Other than nominations or proposals adopted or recommended by the board, any shareholder wishing to nominate a person for election as a director and/or make a proposal to be considered for vote at any annual meeting of shareholders must deliver notice at least 70 but not more than 100 days before the scheduled date of the meeting. The bylaws of Bank Mutual Corporation provide information which must accompany written notice.

Preferred Stock

Bank Mutual Corporation’s articles authorize the issuance of preferred stock, in one or more classes with the rights and preferences of shareholders of those classes to be determined by the board of directors. If Bank Mutual Corporation were to issue shares of preferred stock, holders of preferred stock would have dividend and liquidation rights prior to those holders of common stock, and would have such voting rights as were determined by the board of directors.

Approval of Fundamental Transactions

Corporate combination transactions such as mergers, sales of substantially all assets, or dissolution of the corporation, would require the approval of the holders of a majority of the outstanding shares of Bank Mutual Corporation common stock. Similarly, the approval of the majority of outstanding shares is required for an amendment to the Bank Mutual Corporation articles of incorporation. In the event Bank Mutual Corporation had issued shares of preferred stock, preferred shareholders may have rights to vote as a class on certain types of amendments. See also “Restrictions on Acquisition of Bank Mutual Corporation—Wisconsin Statutory Provisions” for a description of statutes that might affect approval of certain transactions.

Dissenters’ Rights

So long as Bank Mutual Corporation has a class of securities traded on The NASDAQ Stock Market or an exchange, its shareholders will not have dissenters’ rights in most corporate transactions.

Differences from Current Bank Mutual Corporation Common Stock

The rights of shareholders of the Wisconsin-chartered successor Bank Mutual Corporation will be substantially similar to those of the current federally-chartered Bank Mutual Corporation. Even though the chartering laws are different, federal law provides that a federally-chartered mutual holding company subsidiary such as the current Bank Mutual Corporation may elect to be governed by provisions of state law, which we have done.

However, because of differences in their chartering documents and certain provisions of federal law which differed from Wisconsin law, the rights of shareholders in the new Bank Mutual Corporation will be somewhat different. The differences which we believe to be material to investors are summarized below:

•	Shareholders will now be clearly subject to the Wisconsin employee wage claim statute described above; it is unsettled whether that statute would apply to a federally-chartered corporation.

•	The Wisconsin statutory provisions discussed under “Restrictions on Acquisition of Bank Mutual Corporation—Wisconsin Statutory Provisions,” such as supermajority voting in the case of a combination with an affiliate, fair price statute, control share voting restrictions, and derivative action restrictions, will apply to Bank Mutual Corporation; they do not apply to a federally-chartered corporation.

•	For the first five years, shares beneficially owned by any person or entity (other than an employee plan) in excess of 10% of Bank Mutual Corporation’s outstanding common stock will not have any voting rights; that does not currently apply.

•	Directors may now be removed either for cause by a majority shareholder vote, or without cause by two-thirds shareholder vote; previously, directors could only be removed for cause.

•	If there is a vacancy on the board of directors, the replacement director may serve until the end of the term rather than the next meeting of shareholders.

•	The shareholder notice provisions for nominations for director and/or shareholder proposals provide for significantly earlier notice, and additional information, as compared to current provisions.

•	Special meetings of shareholders may now be called, as provided under Wisconsin law, upon the written request of holders of not less than 10% of the outstanding shares of common stock.

Transfer Agent

The transfer agent for our common stock will continue to be Registrar and Transfer Company, Cranford, New Jersey.